Exhibit 99.1

ASSET CONTRIBUTION AGREEMENT

concerning the assets, rights, liabilities and obligations of Forward Pharma A/S

CVR no. 28 86 58 80

SCHEDULES

Schedule 1.6	Independent Practitioner’s Report

Schedule 1.7	Opening Balance Sheet

Schedule 2.1	Assets

Schedule 2.2.3	Excluded Assets

Schedule 3.1	List of Contracts

Schedule 5.2	Memorandum of Association

Schedule 6.1.1	Assignment Agreement

Schedule 7.1.1.1	Intellectual Property

ASSET CONTRIBUTION AGREEMENT

(the “Agreement”) was concluded on 30 June 2017 between

Forward Pharma A/S

CVR no. 28 86 58 80

Østergade 24 A, 1.

1100 Copenhagen K

(the “Contributor”)

and

Forward Pharma Operations ApS (under formation)

Østergade 24 A, 1.

1100 Copenhagen K

(the “Receiver”)

concerning the contribution of assets, rights, liabilities and obligations of the Contributor to the Receiver.

1                                         PURPOSE AND BACKGROUND

1.1                               The Contributor is a party to the Settlement and License Agreement dated as of 17 January 2017 among Biogen Swiss Manufacturing GmbH (“Biogen Switzerland”), Biogen International Holding Ltd. (“Biogen International”, and together with Biogen Switzerland, the “Biogen Parties”), the Contributor and each of the parties listed on Appendix I thereto (the “License Agreement”).

1.2                               The Contributor is engaged in the business of developing and commercializing formulations of dimethyl fumarate, including “FP187”, for the treatment of inflammatory and neurological indications (the “Business”). The Contributor’s American Depositary Shares are listed on the NASDAQ Global Select Market (such listing, the “US Listing”) and the Contributor accordingly has certain listing requirements that it must  comply with in order to maintain the US Listing.

1.3                               The Receiver is a wholly owned subsidiary of the Contributor.

1.4                               Pursuant to Section 2.11 of the License Agreement, the Contributor has agreed to use commercially reasonable efforts to effect a corporate restructuring as further specified in Appendix D to the License Agreement. The Contributor and the Receiver are entering into this

Agreement to implement certain of the actions set forth on Appendix D to the License Agreement, which actions, for the avoidance of doubt, are not intended to substantively expand or diminish the rights and obligations of the Contributor, as set forth in the License Agreement. As part of this corporate restructuring, Contributor has now agreed to contribute, transfer, assign and deliver to the Receiver, and the Receiver wishes to accept and assume from the Contributor, subject to the terms of this Agreement, such assets, rights, liabilities and obligations of the Contributor as set forth in this Agreement (it being understood that Contributor may in its sole discretion elect to effect such transfer, assignment, delivery and contribution under Danish law as either a tax-exempt transaction subject to the approval of the Danish tax authorities or as a taxable transaction).

1.5                               In consideration for the contribution, transfer, assignment and delivery of the assets set forth in this Agreement to the Receiver, the Receiver shall assume the liabilities and obligations of the Contributor and issue shares of a nominal amount of DKK 50,000 to the Contributor, in accordance with the terms and conditions of this Agreement.

1.6                               The assets and liabilities contributed, transferred, assigned, delivered and assumed pursuant to, and in connection with, this Agreement are reflected in the valuation report with an attached audited opening balance sheet as of 1 January 2017 (the “Opening Balance Sheet”) compiled and audited by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) dated 30 June 2017, a copy of which report is attached to this Agreement as Schedule 1.6 (the “Independent Practitioner’s Report”).

1.7                               The Independent Practitioner’s Report is based on the relevant parts of the audited annual accounts of the Contributor for its most recent fiscal year ended 31 December 2016 (the “Audit Annual Accounts”, a copy of which is set forth on Schedule 1.7). Accordingly, the figures included in the Opening Balance Sheet are preliminary.

1.8                               The final net value of the assets and liabilities contributed, transferred, assigned, delivered and assumed pursuant to, and in connection with, this Agreement shall be determined as of 30 June 2017. The Contributor shall procure that the net value of such assets and liabilities is no less than DKK 50,000. Such final determination shall take place within 60 days following the date hereof.

1.9                               For the avoidance of doubt, for tax and accounting purposes, the date of the contribution shall be 30 June 2017.

2                                         CONTRIBUTION OF ASSETS; ASSUMPTION OF LIABILITIES

2.1                               Subject to the terms of this Agreement, as of 30 June 2017 (the “Closing Date”) the Contributor hereby contributes, transfers, assigns and delivers to the Receiver, and the Receiver accepts from the Contributor, all of the Contributor’s right, title and interest in, to and under all of its assets, properties and rights of every kind and nature, wherever located (other than the Excluded Assets (as defined below)), which relate to, or are used or held for use in connection with the Business (collectively the “Assets”), including, without limitation, all of the Contributor’s right, title and interest in, to and under (i) the Intellectual Property (as defined in section 7.1.1.1), (ii) the assets listed on schedule 2.1, (iii) the Interference Proceeding and European Opposition Proceeding (each as defined in the License Agreement), and (iv) a cash amount of USD 58 million.

2.2                               Notwithstanding the foregoing, the Assets shall not include the following assets (collectively, the “Excluded Assets”):

2.2.1                     All right, title and interest in and to the name and mark “Forward Pharma” and all trademarks, service marks, logos, domain names, trade names, corporate names and registrations and applications for registration associated therewith, or confusingly similar thereto, and all goodwill associated with the foregoing;

2.2.2                     All cash of the Contributor other than the USD 58 million mentioned in clause 2.1 above; and

2.2.3                     All of the assets set forth on schedule 2.2.3.

2.3                               The Assets include the License Agreement (excluding for the avoidance of doubt the right to receive the Upfront Fee (as defined in the License Agreement), which has already been paid to the Contributor), which will be assigned, transferred and conveyed to the Receiver on the Closing Date pursuant to, and in accordance with, the terms of this Agreement.

2.4                               For the avoidance of any doubt, the Contributor and the Receiver agree and acknowledge that the assignment, transfer and conveyance of the License Agreement to the Receiver pursuant to this Agreement shall not relieve the Contributor of its obligations under the License Agreement and nothing in this Agreement or the Assignment Agreement (as defined in section 6.1.1) shall be construed as a waiver or release of the Contributor’s obligation to observe and comply with any such obligations and covenants under the License Agreement. Notwithstanding the foregoing, the parties acknowledge and agree that (i) pursuant to the Asset Transfer Agreement between Receiver and FWP IP ApS (“FWP IP”) dated as of the date hereof, the Licensed Intellectual Property shall be transferred to FWP IP and (ii) subject to the terms and conditions of the IPR Services, Administration, Funding and Novation Agreement between Contributor, Receiver, FWP IP and the Biogen Parties dated as of the date hereof (the “IPR Services Agreement”), and except for any actions taken thereunder by FWP IP in accordance with instructions from Contributor or Receiver, following any time that Contributor is no longer an affiliate of FWP IP, Contributor shall not be in breach of or otherwise liable for any of its obligations or covenants under the License Agreement to the extent that Contributor is no longer capable of performing any such obligations or covenants by virtue of such transfer of such Licensed Intellectual Property to FWP IP, provided, that the Contributor shall be deemed to be capable of performing an obligation or covenant under the License Agreement if it can perform, or cause the performance of, any such obligation or covenant by taking, or causing its affiliates to take, actions in the name of FWP IP pursuant to the terms of Section 5(a)(ii) of the IPR Services Agreement or any power of attorney granted by FWP IP to the Receiver (or any of its affiliates) pursuant to, or in accordance with the terms of, the IPR Services Agreement.

2.5                               The contribution of the Assets (including the License Agreement, but excluding, for the avoidance of doubt, the right to receive the Upfront Fee (as defined in the License Agreement), which has already been paid to the Contributor) pursuant to, and in accordance with the terms of, this Agreement may be made, at the election of Contributor in its sole discretion, as either (i) a tax exempt contribution (in Danish: “skattefri tilførsel af aktiver”) subject to the permission from the Danish Tax authorities or (ii) a taxable contribution.

2.6                               As of and after the Closing Date, and subject to the terms of this Agreement, the Receiver hereby assumes from the Contributor and agrees to fully pay, discharge, satisfy and perform when due all obligations, liabilities, responsibilities, undertakings, covenants and agreements of the Contributor arising from the operation of the Business or under the Assets, except for (i) any tax liabilities attributable to periods prior to the Closing Date and (ii) any liabilities to the extent relating to the Excluded Assets (the “Liabilities”).

3                                         CONSENTS

3.1                               Prior to the Closing Date, the Contributor has notified all third parties to the contracts listed on schedule 3.1 whose consent is required to contribute, transfer, assign and deliver the Assets to the Receiver.

3.2                               To the extent that the contribution, transfer, assignment or delivery of any Asset or assumption of any liability pursuant to this Agreement would require any authorization, approval, consent or waiver (each, a “Consent”) of any person (including any (i) legislative, judicial or administrative authority, including any federal, state, local or foreign government (including, in each case, any self-regulatory organisation), (ii) any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or (iii) any officials of any of the entities set forth in subclauses (i) and (ii)) and such Consent shall not have been obtained prior to the Closing Date (each, a “Nonassignable Item”), nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign such Nonassignable Item unless and until such Consent shall have been obtained.  Contributor shall use, at is expense, its commercially reasonable efforts to cooperate with the Receiver in obtaining such Consents promptly, including paying any consent fees and agreeing to any concessions, provided that the Contributor shall not be required to make any material payments or agree to any material concessions in connection therewith, and upon obtaining any such Consents the relevant Nonassignable Items shall be deemed to automatically transfer to the Receiver without the need for execution of further assignment, transfer or conveyance documentation.  To the extent permitted by applicable law, in the event Consents to the contribution, transfer, assignment or delivery of Nonassignable Items are not obtained, such Nonassignable Items shall be held, from and after the Closing Date, by the Contributor in trust for the Receiver and the covenants and obligations thereunder shall be performed by the Receiver in the Contributor’s name and all benefits and obligations existing thereunder shall be for the Receiver’s account.  To the extent permitted by applicable law, the Contributor shall take, or cause to be taken, at the Contributor’s expense such actions in its name or otherwise as the Receiver may reasonably request so as to provide the Receiver with the benefits of the

Nonassignable Items and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Items, and the Contributor shall promptly pay over to the Receiver all money or other consideration received by it in respect of all Nonassignable Items.  From and after the Closing Date, the Contributor authorizes the Receiver, to the extent permitted by applicable law and the terms of the Nonassignable Items, at the Receiver’s expense, to perform all the obligations and receive all the benefits of the Contributor under the Nonassignable Items.  The Contributor’s obligations under this section 3.2 with respect to each Nonassignable Item shall terminate upon the earlier of (i) such time that a Nonassignable Item terminates or expires under its own terms; and (ii) the Contributor obtains the required Consent with respect to the contribution, transfer, assignment or delivery of such Nonassignable Item to the Receiver.

4                                         EMPLOYEES

4.1                               Subject to section 2.2, the parties acknowledge the provisions of the Danish Act on the Legal Rights of Employees in connection with the contribution, Act No. 111 of 21 March 1979 (in Danish: “Lov om lønmodtageres retsstilling ved virksomhedsoverdragelse”).

4.2                               Subject to section 2.2, the Contributor will perform its duty to give notice to and negotiate with its employees (the “Employees”) as laid down in section 5 of the Danish Act on the Legal Rights of Employees.

4.3                               Subject to section 2.2, as of and after the Closing Date, the Receiver hereby assumes the Contributor’s obligations towards the Employees.

5                                         CONSIDERATION

5.1                               As consideration for the Contributor’s contribution, transfer, assignment and delivery of the Assets to the Receiver in accordance with the terms of this Agreement, the Receiver will issue shares of a nominal amount of DKK 50,000 (the “Shares”) to the Contributor and assume all of the Liabilities.

5.2                               The Shares will be subscribed for by the Contributor at Closing pursuant to the memorandum of association of the Receiver enclosed as schedule 5.2.

6                                         DELIVERABLES

6.1                               On the Closing Date:

6.1.1                     the Contributor shall deliver to the Receiver an assignment and assumption in the form enclosed as schedule 6.1.1 executed by the Contributor, the Biogen Parties and each of the parties listed in Appendix I to the License Agreement (the “Assignment Agreement”); and

6.1.2                     the Receiver shall deliver to the Contributor, the Biogen Parties and each of the parties listed on Appendix I to the License Agreement, the Assignment Agreement executed by the Receiver.

7                                         INTELLECTUAL PROPERTY

7.1                               For the purposes of this Agreement:

7.1.1.1           “Intellectual Property” means (i) all Patents (as defined below); (ii) any and all trademark rights in “FP-187”, including those trademarks listed in schedule 7.1.1.1, together with all goodwill associated therewith (including all translations, adaptations, derivations and combinations of the foregoing); (iii) copyrights and copyrightable works; (iv) registrations, applications, renewals, reissues, continuations, continuations in part, divisions, revisions, extensions or reexaminations for any of the items set forth in clause (i), (ii) or (iii); (v) any proprietary computer software; (vi) trade secrets, confidential information, know-how, regulatory, market and data clearance or exclusivity information (including with respect to regulatory filings relating to investigational or approved medicines), drug master files, clinical data, models, assays, testing data and the like, in each of the foregoing clauses (i) through (vi), in any jurisdiction in the world, relating to the treatment of any human disease or condition, and as owned or otherwise controlled by Contributor as of the Closing Date, including all of the Intellectual Property listed on schedule 7.1.1.1; provided that Intellectual Property shall exclude any voicemails, or any emails that have been or will be deleted in accordance with the Contributor’s retention policies in effect prior to the Closing Date.

7.1.1.2           “Patents” means all patents, patent applications, patent disclosures, utility models and inventions, including any reissues, reexaminations, replacements, continuations, continuations-in-part, divisionals, adjustments or extensions thereof or any other periods of exclusivity that extend the patent term (statutory or otherwise), including pediatric exclusivities and supplementary protection certificates, in any jurisdiction in the world.

7.1.1.3           Without prejudice to the generality of section 8.2, the Contributor shall take such steps and actions, and provide such cooperation and assistance to the Receiver and its successors, assigns and legal representatives, including the execution and delivery of any affidavits, declarations, oaths, exhibits, assignments, powers of attorney, or other documents, as may be necessary to effect, evidence or perfect the assignment of the Intellectual Property included in the Assets to the Receiver, or any assignee or successor thereof.

8                                         OTHER PROVISIONS

8.1                               The transactions contemplated by this Agreement constitutes a transfer of business for the purposes of Section 8(1)(3) of the Danish Act on Value Added Tax (in Danish: “momsloven”) and the Receiver hereby confirms that it will continue the Business with effect from the Closing Date. The Receiver agrees to assume the VAT recapture liabilities of the Contributor, if any, in respect of the Assets in accordance with Section 43(3)(5) of the Danish Act on Value Added Tax.

8.2                               From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to give effect to the transactions contemplated by this Agreement, including, in the case of the Contributor, executing and delivering to the Receiver such assignments, deeds, transfers, consents and other instruments as the Receiver or its counsel may reasonably request as necessary or desirable for such purpose.

8.3                               If the parties agree to amend this Agreement, such agreement must be made in writing signed by each party.

8.4                               This Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

8.5                               This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

9                                         GOVERNING LAW AND DISPUTES

9.1                               This Agreement is governed by and will be interpreted in accordance with Danish law regardless of the laws that might otherwise govern under applicable conflicts of laws rules to the extent that such rules are not mandatory.

9.2                               Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) (the “Institute”).

9.3                               The arbitration tribunal shall be composed of three arbitrators.

9.4                               Each party shall appoint one arbitrator and the Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute.

9.5                               The place of arbitration shall be Copenhagen.

The language(s) of the arbitration shall be English.

SIGNATURE SHEET FOLLOWS

SIGNATURE SHEET FOR ASSET CONTRIBUTION AGREEMENT CONCERNING FORWARD PHARMA A/S

For Forward Pharma A/S:		For Forward Pharma Operations ApS under formation:

/s/ Florian Schönharting		/s/ Claus Bo Svendsen
Name:	Florian Schönharting	Name:	Claus Bo Svendsen
	Chairman		CEO

/s/ Claus Bo Svendsen
Name:	Claus Bo Svendsen
CEO

Schedule 1.6  — Independent Practitioner’s Report

Schedule 1.7 — Opening Balance Sheet

Schedule 2.1 — Assets

Schedule 2.2.3 — Excluded Assets

1.              The US Listing and the agreements relating to the US Listing, including:

•                  Agreement between the Company and Computershare A/S

•                  Agreement between the Company and NASDAQ

•                  Agreement between the Company and The Trout Group LLC

•                  Agreement between the Company and BNY Mellon

•                  Agreement between the Company and FASB/PCAOB

•                  Agreement between the Company and Merrill

2.              The Contributor´s website www.forward-pharma.com, including

•                  Agreement between the Company and Kathart (website developers and backend developers)

•                  Agreement between the Company and Multilan (IT consultants taking care of domains, hosting and all corporate IT development)

•                  Agreement between the Company and NASDAQ (web hosting service for IR portal on website)

3.              D&O Insurance and prospectus liability insurances (B1262FI0695114, -214, -314, -414, -514, -614, -715 and -814).

4.              All of the Contributor’s shares in Forward Pharma USA, LLC.

5.              The Contributor’s warrant and deferred shares agreements with current and prior employees, consultants and advisors as well as any assets associated with these agreements.

6.              Any tax loss carry forward and VAT claim for refund, attributable to periods prior to the Closing Date.

7.              Prepayment of USD 23,318 made by Contributor to the SEC.

8.              The respective employment arrangments for Claus Bo Svendsen, Anders Therkelsen and Andreas Lergaard Livsø, each of whom will remain employees of Contributor.

Schedule 3.1 — List of Contracts

Schedule 5.2 — Memorandum of Association

Schedule 6.1.1 — Assignment Agreement

Schedule 7.1.1.1 — Intellectual Property